Mail Stop 3561

August 6, 2009

Christian G. Farman
Chief Financial Officer
Thor Industries, Inc.
3080 Windsor Court
Elkhart, IN 46514

      Re: **Thor Industries, Inc.**
               File No. 001-09235
               Form 10-K: For the fiscal year ended July 31, 2008
               Form 10-Q: For the quarterly period ended October 31, 2008
               Form 10-Q: For the quarterly period ended January 31, 2009
               Form 10-Q: For the quarterly period ended April 30, 2009
               Schedule 14A filed November 3, 2008

Dear Mr. Farman:

     We have completed our review of your Form 10-K and your related filings, and we have no further comments at this time.

                         Sincerely,

                         Lyn Shenk
                         Branch Chief